FILED BY JAZZ TECHNOLOGIES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: JAZZ TECHNOLOGIES, INC.

COMMISSION FILE NO. 1-32832

Jazz Semiconductor Frequently Asked Questions (FAQs)

(External & Internal document)

Q:   Who is Tower Semiconductor?

A:    Tower Semiconductor Ltd. is an independent specialty foundry located in Migdal Haemek in Israel, near Haifa. Tower manufactures five advanced CMOS technologies, including digital CMOS, mixed-signal and RF CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory.  Tower is a public company traded on the NASDAQ Global Market and on the TASE exchange under the symbol TSEM.  Revenue for 2007 grew 23% from 2006 to $231 million in 2007.  Tower has two fabs in Israel, a six-inch fab (Fab1) with approximately 15,000 wafer starts per month capacity and an eight-inch fab (Fab 2) with up to 30,000 wafer starts per month capacity. The company offers standard and specialized process technologies ranging from 1.0 micron to 130 nm. Tower is known for its high quality, strong engineering skills and its excellent delivery performance and customer service (www.towersemi.com).

Q     Why is Tower interested in merging with Jazz?

A:    The merger would create the largest specialty foundry and the seventh largest pure-play foundry in the world.  Jazz process technologies and customer base are complementary to Tower with little overlap. We expect that the combined company will better serve our customers’ desire for increased analog integration and fewer analog foundry suppliers and Tower believes that Jazz’s position as a pure play foundry providing specialty analog process technologies presents an exciting opportunity to address market and technology shifts in the coming years.

Q.    Why is Jazz interesting in merging with Tower?

A.    Teaming with Tower will make Jazz larger and more competitive for our current customers and allow us to broaden our customer base with new technologies.  In particular, we believe Tower’s embedded non-volatile memory (NVM) technology and their copper 130 nm technology will be attractive to our customer base when integrated with our BCD and SiGe process technologies.  We also expect the merger to enhance our ability to access capital to fund our strategic initiatives, including potential expansions into new applications, executing a more ambitious product roadmap, expanding manufacturing capacity, and expanding manufacturing capacity.

Q.    What will happen to Jazz Technologies and Jazz Semiconductor after the merger is completed?

A:    Under the terms of the merger agreement, each outstanding share of Jazz common stock will be converted into the right to receive 1.8 Tower ordinary shares. Both Jazz and its subsidiary, Jazz Semiconductor, Inc., would become wholly owned subsidiaries of Tower Semiconductor.

Q     What will be the business strategy for the combined companies?

A:    We believe Tower and Jazz have complementary business strategies. Tower has two distinct customer engagement strategies.  The first is a Process Transfer program. They have multiple customers in which they have transferred customer-owned process technologies from IDMs into their fabs.  This provides them a high volume IDM order rate for business stability.  The second is their Specialty Segment strategy.  These are Tower developed specialty processes including such segments as high end CIS studio camera and medical X-ray, mixed-signal for high fidelity audio systems, very high ESD rating for high speed interfaces (e.g. analog switches, USB switches), advanced power management for lighting, DC to DC converters, gas gauges, and high precision analog targeted at aerospace/defense and other high reliability markets (e.g. medical, automotive, industrial).

Q     How will the combined companies be merged and managed? What will the new organization look like?

A:    It is important that neither company impact existing customer business levels and support. Therefore, Jazz is expected to operate as a wholly owned subsidiary of Tower.   Final details of organization integration are expected to be developed over the next several months.

Q:    What will be the total number of employees for the combined entity?

A:    Tower has about 1,400 employees and Jazz has about 700 employees. Final details of organization integration are expected to be developed over the next several months.

Q:    What will be the total capacity for the combined entity?

A:    The combined company is expected to have a capacity of approximately 750,000 eight inch equivalent wafers a year, which the companies believe can be further expanded to over 900,000 wafers annually.   This is about triple the current Jazz capacity.

Q:    What are the financial details of the merger?

A:    The deal is a stock-for-stock transaction. Under the terms of the merger agreement, Jazz stockholders will receive, in a tax-free transaction, 1.8 ordinary shares of Tower for every share of Jazz common stock.

Q:    Who will own the combined company after the merger?

A:    The merged company will be owned by the stockholders of both companies.  Upon closing of the transaction, Jazz stockholders will own approximately 12% of the combined company on a pro forma fully diluted basis.

Q:   Who will manage the merged company?

A:    The merged company will be headed by the current Tower CEO, Russell Ellwanger. He will spend time at both the company headquarters in Israel as well as our subsidiary headquarters in Newport Beach.  The rest of the merged company executive team has not yet been determined.

Q:    What is the financial picture for the combined entity?

A:    On a pro forma basis, assuming the merger had occurred on January 1, 2007, the combined company would have had $439M in annual revenues in  2007.

Q.    How does this affect the cost structure?

A.    Excluding including implementation costs, Tower and Jazz believe the combination could generate as much as $40 million in annual gross synergies resulting from the elimination of duplicate spending and overlapping functions, improved supplier pricing, avoidance of planned expenditures, and manufacturing scale.

Q:    Will the new merged entity continue to be public?  If so, what will be the ticker symbol?

A:    Both Jazz and Tower are currently publicly traded.  Shares of Tower are expect to continue to trade on the NASDAQ Global Market and the Tel Aviv Stock Exchange under the symbol “TSEM”.

Q:    Will Jazz continue to be run from Newport Beach?

A:    The current plan is for Jazz Semiconductor’s business to continue to be managed from Newport Beach as a wholly owned subsidiary.

Q:    How will the merger affect Jazz Semiconductor’s facilities?

A:    We expect to continue to operate the Newport Beach facility, and we expect our relationships with our current manufacturing partners in China to remain unchanged.

Q:    What will the name of the combined company be?

A:    No decisions have been made on future naming.  However, the Jazz name has good brand recognition in the analog space and it is possible that the Jazz name may survive.

Q     Will the Newport Beach facility continue to work with Aerospace and Defense?

A:    Yes, Aerospace and Defense is viewed as strategic to the new company.

Q:    How will the merger affect customers?

A:    We intend to maintain the existing sales and support structure for customer interface to maximize the transparency to customers. Our customers should expect the same level of service, quality and support they have received in the past from Jazz.

Q:    Will this merger result in any job losses?

A:    At this point there are no reductions in workforce planned as a result of the merger.  Going forward, staffing levels will continue to be determined by the business’ strategic direction and performance.

Q:    When will the merger be completed?

A:    The boards of directors of Tower and Jazz have approved the transaction, which is expected to close in Q4 2008 and is subject to approval by Jazz stockholders and other customary closing conditions.   Until that time, both companies will continue to operate independently.

INTERNAL FAQs

Employee Compensation, Stock and Benefits Questions

Q:      Q: What is going to happen to the existing Jazz stock options that I hold, both vested and unvested?  Will this transaction change the vesting schedule for any of my options?  Will there be a change in the exercise price for these options?

A:      Upon the closing of the merger, your existing stock options will remain in place and will be converted into options to acquire Tower stock.  Each option to purchase one share of Jazz stock at a specified exercise price would become an option to purchase 1.8 ordinary shares of Tower.  The vesting schedule for your options would remain unchanged.  For example, options that were granted on 2/19/08 would continue to use 2/19/08 as the base period.  The exercise price for your option would be whatever the exercise price was for your Jazz option divided by 1.8.   As an example, if you have 200 options to acquire Jazz stock now and your exercise price is $3.27 per share, after the merger you would have 360 options to acquire Tower stock and your exercise price would be $1.82.  As another example, if you have 300 options to acquire Jazz stock with an exercise price of $1.09, after the merger you would have 540 options to acquire Tower stock and your exercise price would be $0.606.  Again, you would continue with the same grant date and vesting schedule.

Q:      Will my current stock be converted to ordinary shares of Tower?

A:      Yes, if you own shares of Jazz stock, those shares will be converted to ordinary shares of Tower.  Each share of Jazz common stock will be converted into 1.8 ordinary shares of Tower.

Q:      Will I receive additional stock options after the merger?  If yes, when will that occur?

A:      It is possible that the post-merger company will offer additional stock options in the future.   The timing of additional option grants, however, has yet to be determined.

Q:      Since Tower is publicly traded, will there be an employee stock purchase program for employees?

A:      We do not anticipate offering a stock purchase program at this time.

Q:      Will my job title and salary grade be the same?

A:      We do not anticipate significant changes due to the merger.  Just as Jazz could change titles and salaries currently, the merged company reserves the right to do so in the future.

Q:      Will my pay stay the same?

A:      We do not expect any immediate impact on your pay as a result of this transaction.  Just as Jazz could change your pay currently, the merged company reserves the right to continue to do so in the future.

Q:      Will I continue to receive my shift pay?

A:      Yes.  Shift premiums are not anticipated to change due to this transaction.

Q:      Will there be any changes to the current benefits programs?

A:      We do not anticipate any changes for the 2008 benefits programs. However, all programs for salaried employees have always been subject to change by the board of directors and the same will be true in the future.  Benefits for the hourly BU employees are governed by the terms of the recently-ratified collective bargaining agreement.

Q:      Will the company still have recognition awards programs?

A:      We do not currently anticipate any changes to these programs.  However, all programs have always been subject to change by the board of directors and the same will be true in the future.

Q:      Will there continue to be a company match to the 401(k) plan in 2008?

A:      We do not presently anticipate any change.  However, all programs for salaried employees have always been subject to change by the board of directors and the same will be true in the future.  The 401(k) program for the hourly BU employees is governed by the terms of the recently-ratified collective bargaining agreement.

Q:      What happens to my flexible spending account(s)?

A:      We do not presently anticipate any change.  However, all programs have always been subject to change by the board of directors and the same will be true in the future.

Q:      Will there be a tuition reimbursement program?

A:      We do not currently anticipate any change.  However, all programs have always been subject to change by the board of directors and the same will be true in the future.  The tuition reimbursement program for the hourly BU employees is governed by the terms of the recently-ratified collective bargaining agreement.

Q:      Will there be any changes to the holiday schedule in 2008?

A:      The holiday schedule for the remainder of 2008 and beyond is now being finalized and will be announced prior to the end of May.

Q:      Will the International Brotherhood of Electrical Workers (IBEW) continue to represent Fab employees?

A:      Yes, we anticipate that the IBEW will continue to represent Fab employees.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning Tower’s proposed merger with Jazz.  These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, customer benefits, costs savings, financial guidance, the timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. The potential risks and uncertainties include, among others, the possibility that the merger does not close or that the closing may be delayed, that expected customer benefits, synergies and costs savings will not be achieved or that the companies are unable to successfully execute their integration strategies, that the companies may be required to modify the terms of the transaction to achieve regulatory approval or for other reasons, that prior to or after the closing of the merger, the businesses of the companies may suffer due to uncertainty, as well as other risks applicable to both Tower’s and Jazz’s business described in the reports filed by Tower and Jazz with the

Securities and Exchange Commission (the “SEC”) and, in the case of Tower, the Israel Securities Authority.  These filings identify and address other important factors that could cause Tower’s and Jazz’s respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Tower or Jazz.  Tower and Jazz are providing this information as of the date of this document and neither Tower nor Jazz undertakes any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, Tower intends to file with the SEC a Registration Statement on Form F-4 that will contain a Proxy Statement/Prospectus and related materials and Jazz expects to mail to its stockholders the final Proxy Statement/Prospectus containing information about Tower, Jazz and the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWER, JAZZ AND THE PROPOSED MERGER.  Investors and security holders will be able to obtain free copies of the Registration Statement on Form F-4, the Proxy Statement/Prospectus and other relevant materials and documents filed by Tower or Jazz with the SEC, when they become available, through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Tower by directing a request by mail to Tower Semiconductor Ltd, P.O. BOX 619, Migdal Haemek, Israel 23105, Attn: Investor Relations or by telephone at +972-4-6506936. Investors and security holders may obtain free copies of the documents relating to the proposed merger filed with the SEC by Jazz by directing a request by mail to Jazz Technologies, Inc., 4321 Jamboree Road, Newport Beach, California 92660, Attn: Investor Relations or by telephone at +1 415 445-3236.

Tower, Jazz and their respective executive officers and directors, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Jazz in connection with the proposed merger.  Investors and security holders may obtain information regarding the special interests of these executive officers and directors in the proposed merger by reading the Proxy Statement/Prospectus filed with the SEC when it becomes available.  Additional information regarding Tower’s executive officers and directors is included in Tower’s Form 20-F for the year ended December 31, 2006, which was filed with the SEC on June 25, 2007.  Additional information regarding the executive officers and directors of Jazz is included in Jazz’s Proxy Statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2008.  These documents are available free of charge at the SEC’s web site at www.sec.gov and are also available free of charge from Investor Relations at Tower and Jazz by contacting Tower and Jazz as described above.